
June 5, 2024

Ellen Ingersoll
Chief Financial Officer
Viad Corp
7000 East 1st Avenue
Scottsdale, AZ 85251-4304

      **Re: Viad Corp**
          **Form 10-K For Fiscal Year Ended December 31, 2023**
          **File No. 001-11015**

Dear Ellen Ingersoll:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services